[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]

January 19, 2007

Direct Dial (949) 451-4343	Client Matter No. C 73550-00001
Fax No. (949) 475-4756

VIA EDGAR AND HAND DELIVERY

Ms. Christina Chalk, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re: Parlux Fragrances, Inc.
      PREC14A filed January 16, 2007
      DEFA14A filed January 16, 2007
      DEFA14A filed January 12, 2007
      SEC File No. 0-15491

Dear Ms. Chalk:

     On behalf of Parlux Fragrances, Inc. (“Parlux”), this letter responds to your letter, dated January 18, 2007, regarding the above-referenced Preliminary Consent Revocation Statement filed on Form PREC14A (“PREC14A”), filed on January 16, 2007, the Additional Proxy Soliciting Materials filed on Form DEFA14A (“January 16 DEFA14A”), filed on January 16, 2007 and the Additional Proxy Soliciting Materials filed on Form DEFA14A (“January 12 DEFA14A”) filed on January 12, 2007. Each of your comments is set forth below, followed by the corresponding response.

January 19, 2007

PREC14A filed January 16, 2007

General

Comment 1

In numerous places throughout the consent revocation statement, including on the cover page, you allege that Mr. Nussdorf may take actions that will benefit himself and his associates “at the expense of all other Parlux shareholders” if his consent solicitation is successful. Where you make such statements, qualify them by noting that if elected to the Board of Directors of Parlux, Mr. Nussdorf and his nominees will be subject to fiduciary duties as directors which will legally obligate them to act in the best interests of all Parlux shareholders.

Response 1

The company has revised the PREC14A to comply with your comment. Please see pages i, ii, 1 and 2 of the attached marked copy.

Comment 2

Refer to the last comment above. You cite to Mr. Nussdorf’s alleged conflicts of interest arising from his affiliation with other companies in the fragrance industry, including some that do business with and compete with Parlux. However, it appears that the current Chairman and Chief Executive Officer of Parlux, Ilia Lekach, was also affiliated with some of the same entities (Perfumania, ECMV) while simultaneously employed by Parlux. Where you discuss what you perceive to be potential conflicts of interest for Mr. Nussdorf, balance that disclosure by noting that your current CEO also faced some of the same conflicts in the past. In addition, explain why you believe Mr. Nussdorf incapable of handling such potential conflicts in the same manner as Mr. Lekach did.

Response 2

The company has revised the PREC14A to comply with your comment. Please see pages i and 2 of the attached marked copy.

Comment 3

We refer to the disclosure at the bottom of page 7 of the consent revocation statement indicating that Ilia Lekach was elected to the Board of Directors in February 1989 “as a result of a proxy action.” Clarify what you mean by a “proxy action.” Did Mr. Lekach gain his position by running a proxy contest and being elected to the board? Or by affiliating himself with someone else who did? If so, you must address this fact in the numerous places

January 19, 2007

throughout the consent revocation statement where you criticize Mr. Nussdorf for attempting the same thing. For example, on page 1 you assert that “Nussdorf is attempting to take over your Company without paying a control premium.” If Mr. Lekach effectively did the same, you must disclose here and anywhere else in the consent revocation statement where such allegations are made.

Response 3

The company has revised the PREC14A to comply with your comment. Please see page 7 of the attached marked copy. Please note that Mr. Lekach was re-elected to the Board of Directors of Parlux as a result of an amicable resolution by Mr. Lekach and other major shareholders of their differences. Although a proxy solicitation had been considered at the time, no proxy solicitation was ever commenced and we understood that no proxy materials were ever filed with the Commission.

Comment 4

In an appropriate section of the consent revocation statement, disclose that Mr. Lekach partnered with Mr. Nussdorf in a proposal to acquire Parlux in 2003. In addition, expand the disclosure generally to indicate why Mr. Lekach did so, given the arguments you make against allowing Mr. Nussdorf to obtain control of Parlux.

Response 4

The company has revised the PREC14A to comply with your comment. Please see page 3.

Cover Page

Comment 5

List the names of all participants as defined in Instruction 3 to Item 4 of Schedule 14A on the cover page of the consent revocation statement.

Response 5

We are confused as to the Staff’s position on this issue as Mr. Nussdorf has not listed any of his nominees as participants on the cover page of his Schedule 14A. Nevertheless, the Company has added the names of all participants on the cover page of the PREC14A as requested.

January 19, 2007

Reasons to Reject Nussdorf s Consent Solicitation Proposals, page 1

Comment 6

In the third bullet point under number 1 at the bottom of page 1, you assert that if Nussdorf makes a proposal to acquire the Company, you believe it should be considered by your current Board of Directors . . . “rather than his own handpicked nominees.” Here and wherever you make this point in the consent revocation statement, balance your discussion by noting that (i) Mr. Nussdorf s Board could designate an independent committee to consider any acquisition proposal by Mr. Nussdorf or his affiliates; and (ii) the Board has previously done so with respect to acquisition proposals by Mr. Lekach.

Response 6

The company has revised the PREC14A to comply with your comment. Please see pages i and 1 of the attached marked copy.

Comment 7

Refer to the first bullet point under number 5 on page 2. Quantify the “improving operating performance” of the Company to which you refer. That is, by what measurements is the Company’s performance improving? Provide relevant figures and dates.

Response 7

The company has revised the PREC14A to comply with your comment. Please see page 2 of the attached marked copy.

Background of the Consent Revocation Solicitation, page 3

Comment 8

Where you address the two prior indications of interest in acquiring Parlux by Mr. Lekach and his affiliated entities, in each case, describe the response of the Board or any sub-group of the Board designated to respond to Mr. Lekach’s proposals.

Response 8

The company has revised the PREC14A to comply with your comment. Please see page 3 of the attached marked copy.

January 19, 2007

Comment 9

In light of the arguments you make concerning Mr. Nussdorf s potential conflicts of interest arising from his affiliations with companies that do business with or compete with Parlux, explain why the Board of Directors approved the purchase by him and his brother of in excess of 15% of Parlux’s common stock as recently as August 2006. In addition, expand the discussion of such approval to clarify the effect on Glenn and Stephen Nussdorf. That is, what could he and his brother do with the approval of the Board for such purchases that they could not have done without it?

Response 9

The company has revised the PREC14A to comply with your comment. Please see page 3.

Comment 10

Refer to the third from the last paragraph in this section. Describe the other matters the Board discussed at the January 4, 2007 meeting during which it met to consider Mr. Nussdorf s consent solicitation.

Response 10

The company has revised the PREC14A to comply with your comment. Please see page 3 of the attached marked copy.

Comment 11

We note that at the January 4, 2007 meeting, the Board also approved the repurchase by the Company of 10,000,000 outstanding common shares. Describe the anticipated timing of these repurchases, how they will be affected, and any potential impact on the consent revocation solicitation.

Response 11

The company has revised the PREC14A to comply with your comment. Please see page 3 of the attached marked copy.

Participants in the Company’s Solicitation, page 6

Comment 12

As you know, Item 5 of Schedule 14A requires you to describe the interests of all participants (as defined in Instruction 3 to Item 4) in this solicitation. Add a section discussing and quantifying where possible each participant’s interest in this matter. As to those participants and Parlux affiliates who may receive change in control and other

January 19, 2007

payments if Mr. Nussdorf's solicitation is successful, please quantify the cash and in kind payments each would receive.

Response 12

The company has revised the PREC14A to comply with your comment. Please see page 6 of the attached marked copy.

Comment 13

Refer to our last comment above. We understand from the disclosure in Mr. Nussdorf's proxy materials that Mr. Lekach and his wife owe a debt to Mr. Nussdorf's brother Stephen Nussdorf. However, we do not see a discussion of this in your consent revocation statement. Please include it in the new section added in response to our comment above.

Response 13

The company has revised the PREC14A to comply with your comment. Please see page 6 of the attached marked copy.

Professional Advisors, page 6

Comment 14

Provide all of the disclosure required by Item 4(b)(3) of Schedule 14A as to Joele Frank, Wilkinson Brimmer Katcher. Your revised disclosure should include a discussion of the activities the public relations firm will perform in connection with this consent revocation solicitation.

Response 14

We acknowledge your comment. We refer to Instruction 3(b)(iii) to Item 4 “Persons Making the Solicitation” of Schedule 14A, which explicitly states that “any person employed by a participant in the capacity of attorney, accountant, or advertising, public relations or financial adviser, and whose activities are limited to the duties required to be performed in the course of such employment” is excluded from the definition of “participant” in a proxy solicitation.

Comment 15

Please confirm your understanding that all written scripts to be used by proxy solicitors or others engaged to solicit revocations must be filed as proxy materials.

January 19, 2007

Response 15

The company confirms this understanding.

Annex A Certain Information Regarding Participants

Comment 16

Provide the explanatory disclosure contained in Item 4 of the Schedule 13D/A filed by Ilia Lekach on January 12, 2007 in the footnote to this table of transactions in the Company’s common stock during the last two years.

Response 16

The company has revised the PREC14A to comply with your comment. Please see page II-1 of the attached marked copy.

DEF14A filed January 16, 2007

General

Comment 17

Rule 14a-9 of Regulation 14A prohibits “[m]aterial which directly impugns character, integrity or personal reputation . . .” We believe the allegations that Mr. Nussdorf is attempting to “steal” control of Parlux without payment implicates Rule 14a-9. Avoid making such aspersions in future soliciting materials, including in the revised consent solicitation statement.

Response 17

The company understands and will comply with this comment.

* * * *

The undersigned, on behalf of Parlux, hereby acknowledges that (i) Parlux is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Parlux may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 19, 2007

Very truly yours,

/s/ James J. Moloney James J. Moloney

cc:  Adam H. Offenhartz, Gibson, Dunn & Crutcher LLP
       Scott A. Kislin, Gibson, Dunn & Crutcher LLP